SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2008

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F [X]             Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________



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                              TAT Technologies Ltd.

6-K Items

     1. Press Release re TAT Technologies Ltd. Announces That the Boards of Directors of TAT Industries Ltd. and Isal Amlat Investments (1993) Ltd. Have Approved Additional Purchases of the Company's Shares dated September 8, 2008.




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                                                                          ITEM 1


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Press Release                                   Source: TAT Technologies Limited

TAT Technologies Ltd. Announces that The Boards of Directors of TAT Industries Ltd. and Isal Amlat Investments (1993) Ltd. Have Approved Additional Purchases of the Company's Shares

Monday September 8, 2:30 pm ET

GEDERA, Israel, Sept. 8 /PRNewswire-FirstCall/ -- TAT Technologies Limited (Nasdaq: TATTF - News) announced today, that on September 8 2008, the Board of Directors of its controlling shareholder, TAT Industries Ltd. ("TAT Industries"), authorized the management of TAT Industries to purchase up to NIS 10,000,000 (approximately $2.8 million) of shares of the Company on the NASDAQ Capital Market, the Tel Aviv Stock Exchange or in private transactions.

The Board approval is effective through December 31, 2008 and shall not be deemed as a commitment to purchase any shares of the Company. The timing and amount of any shares purchased will be determined by TAT Industries' management, based on its evaluation of market conditions and other factors.

In addition, on September 8, 2008, the Board of Directors of Isal Amlat Investment (1993) Ltd, (hereinafter: "Isal"), the controlling shareholder of TAT Industries, and the direct holder of an approximately 9.85% interest in the Company, authorized the management of Isal to purchase shares of the Company on the NASDAQ Capital Market, the Tel Aviv Stock Exchange or in private transactions, and to purchase shares of TAT Industries on the Tel Aviv Stock Exchange or in private transactions, in an amount of up to NIS 15,000,000 (approximately $4.2 million).

The Isal Board approval is effective through December 31, 2008 and shall not be deemed as a commitment to purchase any shares of the Company or of TAT Industries. The timing and amount of any shares purchased will be determined by Isal's management based on its evaluation of market conditions and other factors.

About TAT Technologies Ltd.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, power systems, turbines, etc.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development, product demand, the impact of competitive pricing, changing economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

For further information, please contact:

    Mr. Yaron Shalem
    Chief Financial Officer
    TAT Technologies Ltd.
    +972-8-859-5411




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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Shmuel Fledel
                                                ----------------
                                                Shmuel Fledel
                                                Chief Executive Officer


Date: September 8, 2008